UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

Banco Bilbao Vizcaya Argentaria S.A. was subject to the 2011 EU-wide stress test conducted by the European Banking Authority (EBA), in cooperation with the Banco de España, the European Central Bank (ECB), the European Commission (EC) and the
European Systemic Risk Board (ESRB).
Banco Bilbao Vizcaya Argentaria S.A. notes the announcements made today by the
EBA and Banco de España on the EU-wide stress test and fully acknowledges the outcomes of this exercise.
The EU-wide stress test, carried out across 91 banks covering over 65% of the EU banking system total assets, seeks to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.
The assumptions and methodology were established to assess banks’ capital adequacy against a 5% Core Tier 1 capital benchmark and are intended to restore confidence in the resilience of the banks tested.  The adverse stress test scenario was set by the ECB and covers a two-year time horizon (2011-2012). The stress test has been carried out using a static balance sheet assumption as at
December 2010. The stress test does not take into account future business strategies and management actions and is not a forecast of Banco Bilbao Vizcaya
Argentaria S.A. profits.
As a result of the assumed shock, the estimated consolidated Core Tier 1 capital ratio of Banco Bilbao Vizcaya Argentaria S.A. would change to 9.2% under the adverse scenario in 2012 compared to 8.0% as of end of 2010. This result does not take into account future mitigating actions planned by Banco Bilbao Vizcaya
Argentaria S.A.. In addition, taking into account the anticipated conversion of the €2,000 million mandatory convertible bonds approved by the Administration
Board on June 22, the Core Tier 1 capital ratio of Banco Bilbao Vizcaya
Argentaria S.A. would increase by 0.6% under the adverse scenario in

2012. The countercyclical provisions constitute an additional support raising our ratio in this scenario to 10.2%.
Following completion of the EU-wide stress test, the results determine that
Banco Bilbao Vizcaya Argentaria S.A. meets the capital benchmark set out for the purpose of the stress test. The bank will continue to ensure that appropriate capital level must be maintained.

Madrid, July 15, 2011

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http://inversores.bbva.com/TLBB/tlbb/jsp/rii/Hechos_relevantes/index.jsp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July, 15th 2011	By:	Eduardo Avila Zaragoza
	Name:	Eduardo Avila Zaragoza
	Title:	Authorized representative